Date            10 January 2001
Number          01/01


BHP IRON ORE WELCOMES COURT RULING
ON WORKPLACE AGREEMENTS

BHP Iron Ore today welcomed a Federal Court ruling it had acted legally in offering workplace agreements to employees at its Pilbara, Western Australian, iron ore operations.

President Western Australian BHP Iron Ore Graeme Hunt said the Company now planned to further advance the re-shaping of its iron ore business in an increasingly competitive global environment.

"For the past 12 months while this matter has been before the courts, our workforce and management team have been getting on with the job of ensuring the long-term competitiveness of our business," Mr Hunt said.

"Today's decision is another step forward and will allow us to progress workplace change and further improve productivity already delivered by many of our employees who have signed workplace agreements."

Subject to a final court ruling next week, BHP Iron Ore plans to immediately recommence its offer of workplace agreements to 500 employees who were prevented by a Federal Court injunction from accepting individual contracts until the case was determined.

Approximately 480 employees had accepted the offer before the injunction was imposed.

Federal Court Justice Kenny will rule next week on whether or not the injunction should be immediately lifted pending an appeal against today's decision by the unions.

Trade unions had claimed BHP Iron Ore's offer contravened the Federal Workplace Relations Act by inducing employees who signed workplace agreements to leave the union.

Mr Hunt said the Company always believed the individual contracts it offered were lawful. "The offer is in-line with conditions provided to existing Iron Ore staff employees and enables us to support the changing nature of the work being undertaken to improve our iron ore business," he said.

"The work flexibilities already delivered by those who have signed workplace agreements have enhanced our competitiveness and it was therefore appropriate that we introduced a system for acknowledging and rewarding the individual efforts of employees."

Mr Hunt urged the unions to allow people to freely make their choice of either accepting a workplace agreement or continuing to work under the existing Enterprise Bargaining Agreement.

"We have been encouraged by examples of changed attitudes, behaviours and work practices by many of our employees who have signed individual contracts. In some areas, productivity has increased by more than 20 per cent in the past 12 months," he said.

"I believe our employees want greater work flexibility to improve our business and to be recognised for their efforts and contribution," he said.


Further information can be found on our Internet site: http://www.bhp.com

MEDIA RELATIONS
John Crowley, BHP Iron Ore
Ph:    61 8 9320 4395
Mob: 61 419 849 917

Mandy Frostick, Manager Media Relations
Ph:    61 3 9609 4157
Mob: 61 419 546 245

INVESTOR RELATIONS
Robert Porter, Vice President Investor Relations
Ph:    61 3 9609 3540
Mob: 61 419 587 456

Francis McAllister
Vice President Investor Relations,
Houston (North America)
Tel: (713) 961 8625